                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           EFI ELECTRONICS CORPORATION
- -------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
- -------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    268428208
     -----------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             RICHARD W. DAVIES, ESQ.
                                 VICE PRESIDENT,
                          GENERAL COUNSEL AND SECRETARY
                              HUBBELL INCORPORATED
                                  P.O. BOX 549
                             584 DERBY MILFORD ROAD
                         ORANGE, CONNECTICUT 06477-4024
                                 (203) 799-4100
- -------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 26, 1997
     -----------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX / /.

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).
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                                  SCHEDULE 13D


- -----------------------------               -----------------------------------
CUSIP NO. 268428208                              PAGE   2     OF   40     PAGES
- -----------------------------               -----------------------------------

- -------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Hubbell Incorporated

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

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   3      SEC USE ONLY

- -------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                   WC
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                         / /

- -------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Connecticut
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                             7      SOLE VOTING POWER
                                    1,054,044 Shares owned directly and
                                    up to 527,022 Shares obtainable upon
                                    exercise of a Warrant to the extent
                                    that direct ownership is less than 20%.
       NUMBER OF
         SHARES         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER
       OWNED BY?                             0
          EACH
       REPORTING        -------------------------------------------------------
         PERSON              9      SOLE DISPOSITIVE POWER
          WITH                      1,054,044 Shares owned directly and
                                    up to 527,022 Shares obtainable upon
                                    exercise of a Warrant to the extent
                                    that direct ownership is less than 20%.


                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             0

- -------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,054,044
- -------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                        /X/

- -------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              20%

- -------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 3 of 40 Pages



Item 1. Security and Issuer.

         This statement relates to the Common Stock, $0.0001 par value per share ("Shares"), of EFI Electronics Corporation ("EFI"). EFI's address is 2415 South 2300 West, Salt Lake City, Utah 84119.

Item 2. Identity and Background.

         The name and business address of the person filing this statement is Hubbell Incorporated ("Hubbell"), P.O. Box 549, 584 Derby-Milford Road, Orange, Connecticut 06477-4025. Hubbell is a Connecticut corporation and is primarily engaged in the engineering, manufacture and sale of electrical and electronic products. Information concerning the executive officers and directors of Hubbell is set forth on Appendix 1 to this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

         The aggregate purchase price paid by Hubbell in the transaction described in Item 4 below was $1,777,856. Hubbell obtained these funds from its general corporate funds.

Item 4. Purpose of Transaction.

         Pursuant to an Agreement dated as of August 26, 1997 (the "Agreement") among EFI, Hubbell and the stockholders of EFI listed on Exhibit A to the Agreement (the "Stockholders"), Hubbell purchased from EFI 1,054,044 Shares at a price of $1.6867 per Share for an aggregate price of $1,777,856. EFI also issued to Hubbell a Warrant expiring on August 25, 2002 to purchase up to 527,022 Shares at an exercise price of $1.6867 per Share (the "Warrant"). The Warrant is only exercisable for such number of Shares as may be necessary to maintain Hubbell's ownership of 20% of the outstanding Shares in the event of other issuances of Shares by the Company.

         Pursuant to the Agreement, EFI caused Mr. James H. Biggart, Jr., Vice President and Treasurer of Hubbell to be elected to the EFI Board of Directors (the "Board"). EFI has agreed to continue to nominate a designee of Hubbell to the Board for as long as Hubbell owns in excess of 10% of the outstanding Shares and, during such period, EFI will not permit its Board to consist of more than five members. In the event that Hubbell beneficially owns less than 5% of the outstanding Shares, EFI may request Hubbell's designee to resign from the Board unless the failure to maintain 5% ownership is not caused by a disposition of Shares by Hubbell
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                                                              Page 4 of 40 Pages



in which event Hubbell shall have 30 days to acquire Shares to increase its ownership to 5%.

         EFI has also agreed that for so long as Hubbell beneficially owns at least 10% of the Shares, if EFI issues any additional stock of EFI, or securities of EFI convertible into, or exercisable or exchangeable for, such stock or representing rights to acquire such stock effected in a private placement or privately negotiated transaction for the purpose of raising capital (exclusive of stock issued pursuant to director or employee benefit plans or in connection with acquisitions or other reorganizations) and, as a result thereof any person would own in excess of 10% of the stock of EFI, then the Company shall offer to issue to Hubbell, on 30 days notice and the same terms and conditions, such number of securities of the Company as well permit Hubbell to maintain the percentage of the outstanding capital stock of the Company owned by Hubbell immediately prior to an issuance by the Company (the "Applicable Investor Position"), or, if the percentage interest of such person would be higher than the Applicable Investor Position, the percentage interest which would be attained by such person.

         For so long as Hubbell beneficially owns at least 10% of the Shares, Hubbell shall have a right of first refusal on any or all Shares proposed to be sold or transferred by the Stockholders or their estates. The right of first refusal does not apply to (a) a transfer of Shares without consideration for estate planning purposes, provided that any such transferee agrees in writing to be bound by the right of first refusal with respect to subsequent transfers or
(b) sales in open market transactions not in excess of 100,000 Shares in any 90 day period.

         During the period ending on August 26, 2000 without the Company's prior written consent, Hubbell agrees not to: (i) directly or indirectly acquire through open market purchases Shares which, when added to the Shares held by Hubbell, would exceed 22 percent (22%) of the outstanding Shares; (ii) make, or in any way participate, directly or indirectly, in any "solicitation" (as such term is used in the proxy rules of the Securities and Exchange Commission as in effect on the date hereof) of proxies or consents; (iii) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to the Shares, other than groups consisting solely of Hubbell and its affiliates; or (iv) deposit any Shares in any voting trust or subject the Shares to any arrangement or agreement with respect to the voting of any Shares except as set forth hereunder. The restrictions contained in this paragraph shall terminate in the event that any person acquires in open market purchases more than 10% of the outstanding stock of the Company or commences a tender or
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                                                              Page 5 of 40 Pages



exchange offer to acquire more than 10% of the stock of the Company.

         The Agreement also provides that Hubbell may require EFI to register Shares held by Hubbell under the Securities Act of 1933.

         Simultaneously with entering into the Agreement, Hubbell entered into a supply contract with EFI.

         Subject to the restrictions described above, Hubbell may, from time to time, depending on market conditions and other investment considerations, purchase additional shares of EFI or dispose of its holdings in EFI.

Item 5. Interest in Securities of the Issuer.

         Hubbell is the beneficial owner of 1,054,044 Shares held by it and may be deemed to be the beneficial owner of 527,022 Shares which may become issuable upon exercise of the Warrant. Hubbell disclaims beneficial ownership of the Shares subject to the Warrant until such time as the Warrant becomes exercisable. None of the persons named in Appendix 1 beneficially owns any Shares and, other than as described in Item 4 -- Purpose of Transaction above, neither Hubbell nor any of such persons has effected any transactions in Shares during the 60 days preceding the filing of this
Schedule 13D.


Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.


         The principal terms of the Agreement and the Warrant are described above under Item 4 - Purpose of Transaction.


Item 7. Material to be Filed as Exhibits.

1. Agreement dated as of August 26, 1997 (the "Agreement"), among EFI Electronics Corporation, a Delaware corporation ("EFI"), Hubbell Incorporated, a Connecticut corporation ("Hubbell") and the stockholders listed on Exhibit A thereto.

2.       Warrant Agreement dated August 26, 1997 by and between
         EFI and Hubbell (attached as Exhibit B to the
         Agreement).
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                                                              Page 6 of 40 Pages



                                    SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED:  September 5, 1997

                                            HUBBELL INCORPORATED


                                            By:/s/ Richard W. Davies
                                               --------------------------------

                                                     Richard W. Davies
                                                     Vice President, General
                                                     Counsel and Secretary
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                                                              Page 7 of 40 Pages


                                   APPENDIX 1


NAME, PRINCIPAL OCCUPATION AND BUSINESS
ADDRESS OF EACH DIRECTOR OF HUBBELL

G. Jackson Ratcliffe
Chairman of the Board, President and Chief Executive Officer of the Company; 584 Derby Milford Road, P.O. Box 549, Orange, CT 06477-4024

E. Richard Brooks
Chairman, President and Chief Executive Officer of Central and South West Corporation (utility holding company); 1616 Woodall Rodgers Freeway, Dallas, TX 75202

George W. Edwards, Jr.
Retired President and Chief Executive Officer of The Kansas City Southern Railway Company (railroad); Vistas #906, 4651 Gulf Shore Blvd. N., Naples, FL 34103

Joel S. Hoffman
Partner of Simpson Thacher & Bartlett, a New York City law firm; 425 Lexington Avenue, New York, NY 10017-3909

Horace G. McDonell
Retired Chairman and Chief Executive Officer of The Perkin-Elmer Corporation (manufacturer of diverse high technology products); 740 Bald Eagle Dr., Naples, FL 33942

Andrew McNally IV
Chairman and Chief Executive Officer of Rand McNally & Company (printing, publishing and map- making); 8255 N. Central Park Avenue, Shokie, IL 60076

Daniel J. Meyer
Chairman of the Board and Chief Executive Officer of Cincinnati Milacron Inc. (factory automation for metal working and plastics processing); 4701 Marburg Avenue, Cincinnati, OH 45209

John A. Urquhart
President of John A. Urquhart Associates (management consultant) and Vice Chairman and a Director of Enron Corp. (natural gas pipeline system); 111 Beach Road, Fairfield, CT 06430
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                                                              Page 8 of 40 Pages



Malcolm Wallop
Chairman and President of Frontiers of Freedom Foundation (non-profit foundation); 1100 Wilson Boulevard, Arlington, VA 22209



NAME, PRINCIPAL OCCUPATION AND BUSINESS
ADDRESS OF EACH EXECUTIVE OFFICER OF
HUBBELL WHO IS NOT A DIRECTOR

The business address of each executive officer of Hubbell is:

Hubbell Incorporated
584 Derby Milford Road
Orange, CT  06477

Vincent R. Petrecca
Executive Vice President

Harry B. Rowell, Jr.
Executive Vice President

Thomas H. Pluff
Group Vice President

Richard W. Davies
Vice President, General Counsel and Secretary

James H. Biggart, Jr.
Vice President and Treasurer
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                                                              Page 9 of 40 Pages



         All of the foregoing officers and directors of Hubbell are U.S.
citizens.

         None of the directors and officers listed above or Hubbell has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. None of said persons or Hubbell, during the last five years, has been subject to a judgment, decree or similar order or finding of violations with respect to federal or state securities laws or activities subject thereto.

                                EXHIBIT INDEX

1. Agreement dated as of August 26, 1997 (the "Agreement"), among EFI Electronics Corporation, a Delaware corporation ("EFI"), Hubbell Incorporated, a Connecticut corporation ("Hubbell") and the stockholders listed on Exhibit A thereto.

2.       Warrant Agreement dated August 26, 1997 by and between
         EFI and Hubbell (attached as Exhibit B to the
         Agreement).